September 20, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attention:    Mark P. Shuman, Branch Chief Legal

Re:	Identive Group, Inc.
Registration Statement on Form S-3, as amended
File No. 333-191050

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Identive Group, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be declared effective at 5:00 p.m., Washington, D.C. time, on Tuesday, September 24, 2013, or as soon as practicable thereafter. The Company is aware of its obligations under the Act and under the Securities Exchange Act of 1934, as amended, in relation to the offering of the securities specified in the Registration Statement, as amended.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, as amended by the Amendment, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (+44 7770 316669) (dwear@identive-group.com) or Barbara A. Jones, Esq., Greenberg Traurig, LLP at (617) 310-6064 (jonesb@gtlaw.com) with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours, IDENTIVE GROUP, INC.

By:	/s/ David Wear
Name:	David Wear
Title:	Chief Financial Officer

cc:	Via Email

Gabriel Eckstein, Division of Corporation Finance, U.S. Securities and Exchange Commission

Jason Hart, Chief Executive Officer, Identive Group, Inc.

Barbara A. Jones, Esq., Greenberg Traurig, LLP

Identive Group, Inc.

1900 Carnegie Ave.    •    Bldg. B    •    Santa Ana, CA 92705    •    USA

Phone: +1 949 250-8888    •    Fax: +1 949 250 7372

www.identive-group.com